SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)*

NAME OF ISSUER:   Home Director, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $0.01 per share

CUSIP NUMBER:  437082 10 0

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

            Kevin B. Kimberlin
            c/o Spencer Trask & Co.
            535 Madison Avenue, 18th Floor
            New York, New York  10022
            Tel:  (212) 355-5565
            Fax:  212-751-3483

DATES OF EVENTS WHICH REQUIRE FILING: December 9, 2003; December 19, 2003; December 26, 2003; December 31, 2003; January 21, 2004; May 18, 2004; June 18,
2004; June 30, 2004; July 13, 2004; July 27, 2004

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.:  437082 10 0

1.   NAME OF REPORTING PERSON: Kevin B. Kimberlin

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)     (b) x

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: AF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
     Yes     No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

7.   SOLE VOTING POWER: 8,998,113 shares

8.   SHARED VOTING POWER: 0 shares

9.   SOLE DISPOSITIVE POWER: 8,998,113 shares

10.  SHARED DISPOSITIVE POWER: 0 shares

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,998,113 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
     Yes     No x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.46%

14.  TYPE OF REPORTING PERSON: IN


Item 1. Security and Issuer

     This statement relates to the common stock, $0.01 par value per share ("Common Stock"), of Home Director, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 2525 Collier Canyon Road, Livermore, California 94551.


Item 2. Identity and Background

     (a) This statement is filed by Kevin B. Kimberlin.

     (b) The business address of Mr. Kimberlin is: c/o Spencer Trask & Co., 535 Madison Avenue, New York, New York 10022.

     (c) Mr. Kimberlin's present principal occupations are Chairman of Spencer Trask & Co. and private investor.

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

     (d) Mr. Kimberlin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Kimberlin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Kimberlin is a United States citizen.


Item 3. Source and Amount of Funds or Other Consideration

     As of the date of this statement, Mr. Kimberlin may be deemed to be a beneficial owner, for purposes of Section 13(d) of the Act, of 8,998,113 shares of Common Stock, representing 36.46% of such class of securities, based on 16,120,461 shares of Common Stock outstanding as of September 7, 2004, as reported by the Company in its Form SB-2 filed with the Securities and Exchange Commission (the "Commission") on September 10, 2004. As set forth in detail below, the shares of Common Stock and securities convertible into, or exercisable for, Common Stock are held directly by Spencer Trask Intellectual Capital Company, LLC, a Delaware limited liability company principally engaged in the business of investing in securities ("STICC"), Spencer Trask Investment Partners LLC, a Delaware limited liability company principally engaged in the business of investing in securities ("STIP"), Spencer Trask Ventures, Inc., a Delaware corporation whose principal business is that of a broker-dealer ("STVI"), Spencer Trask Private Equity Fund I LP, a Delaware limited partnership ("Fund I"), Spencer Trask Private Equity Fund II LP, a Delaware limited partnership ("Fund II"), Spencer Trask Private Equity Accredited Fund III LLC, a New York limited liability company ("Fund III"), and Spencer Trask Illumination Fund LLC, a New York limited liability company (the "Illumination Fund" and, collectively with Fund I, Fund II and Fund III, the "Funds"), each of which is principally engaged in the business of investing in securities.

     Mr. Kimberlin is the non-member manager of STICC and STIP; the source of funds for the purchase of securities by STICC and STIP is the working capital of STICC and STIP, respectively. Mr. Kimberlin is the controlling stockholder of Spencer Trask & Co., Inc. ("ST&Co."), the parent and 100% owner of STVI. STVI operates through a board of directors. As described below, the securities acquired by STVI were compensation for certain investment advisory and consulting services provided to the Company by STVI. Also, ST&Co. is a 100% owner of the manager of each of the Funds, as follows: The general partner of each of Fund I and Fund II is Trask Partners LLC, a Delaware limited liability company owned by ST&Co. The manager of each of Fund I and Fund II is ST Management LLC, a Delaware limited liability company ("ST Management"). Fund III is managed by Spencer Trask Private Equity Accredited Fund III Management, LLC, a New York limited liability company owned by ST&Co., and the Illumination Fund is managed by LLC Management Services, Inc., a New York corporation owned by ST&Co. Each of Fund III and the Illumination Fund have retained ST Management in connection with the day-to-day operations of the respective Funds. The sources of funds for the purchase of securities by the Funds are the respective assets of each of the Funds.

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

     In April 2003, Mr. Kimberlin filed a Schedule 13G reporting his beneficial ownership of approximately 16% of the Company's issued and outstanding Common Stock as of March 28, 2003, as follows: STICC directly held 78,546 shares of Common Stock; STIP directly held 78,065 shares of Common Stock and exercisable warrants to purchase 10,630 additional shares of Common Stock; STVI directly held 8,727 shares of Common Stock and exercisable warrants to purchase 505,466 additional shares of Common Stock; Fund I directly held 110,240 shares of Common Stock; and Fund II directly held 55,120 shares of Common Stock. Subsequently, Mr. Kimberlin became the beneficial owner, for purposes hereof, of over 20% of the Company's issued and outstanding Common Stock, and is filing this Schedule 13D accordingly.

     On December 26, 2003, STIP sold its holdings of 78,065 shares of Common Stock, at a price of $0.9349 per share, in an open-market transaction. On December 31, 2003, STICC sold its holdings of 78,546 shares of Common Stock, at a price of $0.2546 per share, in a private transaction.

     The Company entered into a placement agency agreement with STVI, dated as of November 10, 2003 (the "2003 Placement Agency Agreement"), under which the Company retained STVI as its placement agent for the private sale of Common Stock and warrants, which took place over the course of three closings in December 2003 and January 2004. Pursuant to the 2003 Placement Agency Agreement, the Company paid STVI cash compensation and granted STVI five-year warrants to purchase Common Stock as compensation for its placement agent services, as follows: at the first closing, on December 9, 2003, STVI received warrants to purchase 657,846 shares of Common Stock, at an exercise price of $1.068 per share (the "December 9 Warrants"); at the second closing, on December 19, 2003, STVI received warrants to purchase 306,795 shares of Common Stock, at an exercise price of $1.178 per share (the "December 19 Warrants"); and at the third closing, on January 21, 2004, STVI received warrants to purchase 423,630 shares of Common Stock, at an exercise price of $1.298 per share (the "January Warrants"). Also, at the third closing, for an aggregate purchase price of $100,000, each of the Funds purchased 24,085 shares of Common Stock (aggregating 96,340 shares of Common Stock) and warrants to purchase an additional 24,085 shares of Common Stock (aggregating warrants to purchase an additional 96,340 shares of Common Stock), at an exercise price of $1.298 per share and expiring on January 22, 2007.

     In addition, at the third closing, on January 21, 2004, certain anti-dilution provisions were triggered that resulted in an adjustment to all the warrants held by STIP and all but 2,565 of the warrants held by STVI. Specifically, with respect to warrants to purchase 78,187 shares of Common Stock held by STVI that expire on April 4, 2010, the exercise price was adjusted from $115.00 to $45.57 per share and STVI became entitled to warrants to purchase an additional 119,141 shares of Common Stock; with respect to warrants to purchase 17,391 shares of Common Stock held by STVI that expire on July 6, 2010, the exercise price was adjusted from $115.00 to $45.57 per share and STVI became entitled to warrants to purchase an additional 27,784 shares of Common Stock; with respect to warrants to purchase 407,323 shares of Common Stock held by STVI that expire on December 19, 2007, the exercise price was adjusted from $3.63 to $1.01 per share and STVI became entitled to warrants to purchase an additional 1,055,993 shares of Common Stock; and with respect to the warrants to purchase 10,630 shares of Common Stock held by STIP, the exercise price was adjusted from


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

$25.40 to $10.57 per share and STIP became entitled to warrants to purchase an additional 14,914 shares of Common Stock.

     On May 18, 2004, in a bridge financing, the Company privately sold $1,015,000 face amount of its 8% convertible notes and three-year warrants to purchase shares of its Common Stock to certain accredited investors, including Fund III and the Illumination Fund, for gross proceeds of $1,015,000. Fund III and the Illumination Fund each invested $50,000 in such bridge financing and each acquired $50,000 face amount of 8% convertible notes and warrants to purchase 50,000 shares of Common Stock, at an exercise price of $1.00 per share and expiring May 18, 2007. Such 8% convertible notes automatically converted into investment units on June 18, 2004, in the first closing of the private placement described in the following paragraph.

     The Company entered into a placement agency agreement with STVI, dated as of May 28, 2004 (the "2004 Placement Agency Agreement"), under which the Company retained STVI as its placement agent for the private sale of Common Stock and warrants which took place over the course of four closings in June and July of 2004. Over the course of these closings, the Company completed the sale to private investors of units consisting of one share of Common Stock and one three-year warrant to purchase one share of Common Stock at an exercise price of $0.74 per share. At the first closing, on June 18, 2004, upon automatic conversion of the 8% convertible notes described in the preceding paragraph, Fund I and the Illumination Fund each purchased 84,746 units, aggregating 169,492 shares of Common Stock and warrants to purchase an additional 169,492 shares of Common Stock, at an exercise price of $0.74 per share and expiring on June 18, 2007. Pursuant to the 2004 Placement Agency Agreement, the Company paid STVI cash compensation and granted STVI five-year warrants to purchase Common Stock, at an exercise price of $0.74 per share, as partial compensation for its placement agent services, as follows: At the first closing, on June 18, 2004, STVI received warrants to purchase 1,046,780 shares of Common Stock; at the second closing, on June 30, 2004, STVI received warrants to purchase 474,034 shares of Common Stock; at the third closing, on July 13, 2004, STVI received warrants to purchase 1,308,607 shares of Common Stock; and at the final closing, on July 27, 2004, STVI received warrants to purchase 696,003 shares of Common Stock.

     At the final closing, on July 27, 2004, certain anti-dilution provisions were triggered that resulted in an adjustment to certain warrants held by STIP and STVI. Specifically, with respect to warrants to purchase 1,463,316 shares of Common Stock held by STVI that expire on December 19, 2007, the exercise price was adjusted from $1.01 to $0.65 per share and STVI became entitled to warrants to purchase an additional 819,947 shares of Common Stock; with respect to warrants to purchase 25,544 shares of Common Stock held by STIP that expire on February 6, 2005, the exercise price was adjusted from $10.57 to $5.04 per share and STIP became entitled to warrants to purchase an additional 28,072 shares of Common Stock; with respect to warrants to purchase 197,328 shares of Common Stock held by STVI that expire on April 4, 2010, the exercise price was adjusted from $45.57 to $20.43 per share and STVI became entitled to warrants to purchase an additional 242,901 shares of Common Stock; and with respect to warrants to purchase 43,890 shares of Common Stock held by STVI that expire on July 6, 2010, the exercise price was adjusted from $45.57 to $20.43 per share and STVI became entitled to warrants to purchase an additional 54,026 shares of Common Stock.

     In addition, the December 9 Warrants, December 19 Warrants and January Warrants held by STVI were also adjusted by operation of anti-dilution provisions on July 27, 2004. Specifically, with respect to the 657,845 December 9 Warrants held by STVI, the exercise price was adjusted from $1.068 to $0.86 per share and STVI became entitled to warrants to purchase an additional 161,501 shares of Common Stock; with respect to the 306,795 December 19 Warrants held by STVI, the exercise price was adjusted from $1.178 to $0.91 per share and STVI became entitled to warrants to purchase an additional 92,169 shares of Common Stock; and with respect to the 423,630 January Warrants held by STVI, the exercise price was adjusted from $1.298 to $1.178 per share and STVI became entitled to warrants to purchase an additional 149,975 shares of Common Stock.

     As a result of all of the foregoing transactions, Mr. Kimberlin may be deemed for purposes hereof to be the beneficial owner of an aggregate 8,998,113 shares of Common Stock, representing 439,919 outstanding shares of Common Stock and 8,558,195 shares of Common Stock that may be acquired by Mr. Kimberlin, upon the exercise of warrants currently exercisable or exercisable within 60 days after September 7, 2004.


Item 4. Purpose of Transaction

     (a) All of the shares of Common Stock and securities convertible into or exercisable for Common Stock reported herein were acquired primarily for investment purposes. Mr. Kimberlin retains the right, on behalf of each of STICC, STIP, STVI and the Funds, to change his investment intent from time to time to acquire additional shares of Common Stock, acquire other securities of the Company, exercise any warrants, effect cashless exercise of warrants or sell or otherwise dispose of all or part of the Common Stock, warrants or other securities of the Company, if any, beneficially owned by him in any manner permitted by law.

     Mr. Kimberlin does not presently have any plans or proposals that relate to or would result in any of the following:

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Company;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

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

     (g) Changes in the Company's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

     As part of the ongoing evaluation of these investments and investment alternatives, however, Mr. Kimberlin may consider effecting any of the foregoing transactions and, subject to applicable law, may formulate a plan with respect to such transactions and, from time to time, may hold discussions with or make proposals to management and/or the Board of Directors of the Company, other stockholders of the Company or other third parties regarding such matters.

     Under a Placement Agency Agreement, dated as of April 10, 2002, between STVI and Home Director, Inc., a predecessor to the Company, STVI was granted the right to designate one nominee for election to the Company's Board of Directors or an adviser to the Company's Board of Directors. Ezra P. Mager was designated by STVI as its nominee and has been a director since April 28, 2003 and Chairman of the Board since March 3, 2004. STVI's right to designate a nominee or adviser to the Company's Board of Directors expired on December 19, 2003. Mr. Mager had and has no affiliation with STVI.


Item 5. Interest in Securities of the Issuer

     (a) The aggregate percentage of shares of Common Stock reported beneficially owned by Mr. Kimberlin is based upon 16,120,461 shares outstanding, which is the total number of shares of Common Stock outstanding as of September 7, 2004, as reported by the Company in its Form SB-2 filed with the Commission on September 10, 2004. Beneficial ownership is determined in accordance with the rules of the Commission, based on voting and investment power with respect to shares. Shares of Common Stock subject to options, convertible notes or warrants currently exercisable, or exercisable within 60 days after September 7, 2004, are deemed outstanding for computing the percentage ownership of Mr. Kimberlin, but are not deemed outstanding for computing the percentage ownership of any other person.

     As of the date of this statement, Mr. Kimberlin may be deemed to be the beneficial owner of 8,998,113 shares of Common Stock, representing 36.46% of such class of securities, based on the 16,120,461 shares of Common Stock outstanding as of September 7, 2004. Specifically, Mr. Kimberlin can be deemed to be the beneficial owner of 439,919 outstanding shares of Common Stock and 8,558,195 shares of Common Stock that may be acquired by Mr. Kimberlin, upon the exercise of warrants currently exercisable or exercisable within 60 days after September 7, 2004.

     (b) Mr. Kimberlin has the sole power to vote and dispose of all shares of Common Stock beneficially owned by him.

     (c) Other than as set forth in Item 3, in the 60 days prior to the date of this Schedule 13D, Mr. Kimberlin has not engaged in any transactions in shares of Common Stock.

     (d) No person other than each respective owner of shares of Common Stock referred to herein (see Item 3) is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth in Items 3, 4 and 5 of this statement is hereby incorporated by reference herein. Except as set forth in this statement, Mr. Kimberlin does not have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint venture, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits

99.1 Placement Agency Agreement, dated as of April 10, 2002, between Home Director, Inc., a predecessor to the Company, and STVI

99.2 Placement Agency Agreement, dated as of November 10, 2003, between the Company and STVI

99.3 Placement Agency Agreement, dated as of May 28, 2004, between the Company and STVI


     Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 12, 2004

                                    /s/ Kevin B. Kimberlin
                                    -----------------------
                                    Kevin B. Kimberlin

                                  EXHIBIT INDEX

99.1 Placement Agency Agreement, dated as of April 10, 2002, between Home Director, Inc., a predecessor to the Company, and STVI

99.2 Placement Agency Agreement, dated as of November 10, 2003, between the Company and STVI

99.3 Placement Agency Agreement, dated as of May 28, 2004, between the Company and STVI

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